                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                   AAON, INC.
                                (Name of Issuer)

                    COMMON STOCK, $.004 par value per share
                         (Title of Class of Securities)

                                   000360206
                                 (CUSIP Number)

                          BAY HARBOUR MANAGEMENT, L.C.
                          TOWER INVESTMENT GROUP, INC.
                               STEVEN A. VAN DYKE
                 777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                             DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 12, 1999
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 8 Pages)

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                   Steven A. Van Dyke
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  N/A


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                            OO,PF


------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION       United States


------------------------------------------------------------------------------
                     7    SOLE VOTING POWER             0

     Number of

      Shares       -----------------------------------------------------------
                     8    SHARED VOTING POWER           859,990
   Beneficially

     Owned by
                   -----------------------------------------------------------
       Each          9    SOLE DISPOSITIVE POWER        0

    Reporting

      Person       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER      859,990
       With

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      859,990


------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.84%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                IN, HC


------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP No. 000360206                                      Page 3 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                       Douglas P. Teitelbaum

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  N/A


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                   OO


------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION              United States


------------------------------------------------------------------------------
                     7    SOLE VOTING POWER                  0

     Number of

      Shares       -----------------------------------------------------------
                     8    SHARED VOTING POWER          859,990
   Beneficially

     Owned By
                   -----------------------------------------------------------
       Each          9    SOLE DISPOSITIVE POWER             0

    Reporting

      Person       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER     859,990
       With

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      859,990


------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.84%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                              IN, HC


------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP No. 000360206                                      Page 4 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                 Tower Investment Group, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  59-2924229


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                   OO


------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION              Florida


------------------------------------------------------------------------------
                     7    SOLE VOTING POWER            859,990

     Number of

      Shares       -----------------------------------------------------------
                     8    SHARED VOTING POWER          0
   Beneficially

     Owned by
                   -----------------------------------------------------------
       Each          9    SOLE DISPOSITIVE POWER       859,990

    Reporting

      Person       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER     0
       With

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      859,990


------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.84%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                             HC


------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP No. 000360206                                      Page 5 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                 Bay Harbour Management, L.C.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  59-3418243


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                   OO


------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION              Florida
 6

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER            859,990

     Number of

      Shares       -----------------------------------------------------------
                     8    SHARED VOTING POWER          0
   Beneficially

     Owned by
                   -----------------------------------------------------------
       Each          9    SOLE DISPOSITIVE POWER       859,990

    Reporting

      Person       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER     0
       With

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      859,990


------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.84%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                             IA


------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP No. 000360206                                      Page 6 of 8 Pages
-----------------------                                  ---------------------


          This Amendment No. 1 amends and supplements the Statement on Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 27, 1998 (the "Schedule 13D"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Teitelbaum"), in his capacity as a stockholder of Tower.

Item 3.  Source and Amount of Funds or Other Consideration.

          From May 1, 1997 through February 5, 1999, Bay Harbour purchased in secondary trades on the open-market for certain of its managed accounts, 859,990 shares of Aaon Common Stock (the "Shares"), for an aggregate purchase price of $8,327,618.60. The source of the funds used by Bay Harbour to purchase the Shares was investment accounts managed on a discretionary basis by Bay Harbour.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

          (a) As of the filing date of this Statement, each Reporting Person beneficially owns 859,990 shares of Aaon Common Stock, which represent approximately 13.84% of Aaon Common Stock outstanding based upon 6,211,949 shares of Aaon Common Stock outstanding as set forth in a 10-Q filed on November 12, 1998 with the SEC. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of Aaon Common Stock that are beneficially owned by Tower and Bay Harbour and (B) Tower is deemed to beneficially own all shares of Aaon Common Stock that are beneficially owned by Bay Harbour.

          (b) Each Reporting Person has (i) the sole power to vote or direct the vote of the 859,990 shares of Aaon Common Stock held by Bay Harbour; and (ii) the sole power to dispose of or to direct the disposition of such 859,990 shares of Aaon Common Stock; except that Van Dyke and Teitelbaum share with each other their voting and disposition power.

          (c) Information concerning transactions in the Shares of Aaon Common Stock by the Reporting Persons is set forth in Exhibit II attached hereto, which is incorporated herein by reference.

          (d) The 859,990 shares of Aaon Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) direct the voting of such shares of Aaon Common Stock and (ii) dispose of such shares of Aaon Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Trophy Hunter Investments, Ltd., no such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Aaon Common Stock reported in this Schedule 13D representing more than five percent of the outstanding Aaon Common Stock.

          (e) Not applicable

                                      13D
-----------------------                                  ---------------------
  CUSIP No. 000360206                                      Page 7 of 8 Pages
-----------------------                                  ---------------------



Item 7.  Material to be filed as Exhibits.

Item 7 is hereby supplemented as follows:


     EXHIBIT II  Information concerning transactions in Shares of Aaon Common
     ----------
                 Stock effected by the Reporting Persons.

                                      13D
-----------------------                                  ---------------------
  CUSIP No. 000360206                                      Page 8 of 8 Pages
-----------------------                                  ---------------------

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: February 18, 1999         TOWER INVESTMENT GROUP, INC.



                                       By: /s/ Steven A. Van Dyke
                                           ----------------------
                                           Name: Steven A. Van Dyke
                                           Title: President



                                       BAY HARBOUR MANAGEMENT, L.C.



                                       By: /s/ Steven A. Van Dyke
                                           ----------------------
                                           Name: Steven A. Van Dyke
                                           Title: President



                                       /s/ Steven A. Van Dyke
                                       ----------------------
                                           Steven A. Van Dyke



                                      /s/ Douglas P. Teitelbaum
                                      -------------------------
                                          Douglas P. Teitelbaum

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT II    Information concerning transactions in Shares of Aaon Common Stock
----------
              effected by the Reporting Persons.